Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Relating to Preliminary Prospectus dated November 16, 2009

Registration No. 333-161190

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated November 16, 2009 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 6 to the Registration Statement on Form S-1 (File No.  333-161190) relating to these securities. The most recent amendment to such Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1262039/000119312509235339/ds1a.htm . The following information supplements and updates the information contained in the Preliminary Prospectus.

The Preliminary Prospectus discloses an increase in the number of shares offered from 12,000,000 to 12,500,000 shares, with the additional 500,000 shares being offered by selling stockholders, including shares held by certain affiliates of George Hara, one of Fortinet’s directors. In addition, the underwriters will have an option to purchase up to 1,875,000 additional shares from Fortinet to cover over-allotments. The amendment also contains related updates and the updated risk factors set forth below.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors – Defects or vulnerabilities in our products or services, the failure of our products or services to prevent a virus or security breach, or misuse of our products could harm our reputation and divert resources.” has been updated to read in substance as follows:

Because our products and services are complex, they have contained and may contain defects or errors that are not detected until after their commercial release and deployment by our customers. For example, one of our high-end product models has been experiencing a defect in limited deployments. Defects or vulnerabilities may impede or block network traffic or cause our products or services to be vulnerable to electronic break-ins or cause them to fail to help secure networks. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques. In addition, defects or errors in our FortiGuard subscription updates or our FortiGate appliances could result in a failure of our FortiGuard services to effectively update end-customers’ FortiGate appliances and thereby leave customers vulnerable to attacks. Furthermore, our solutions may also fail to detect or prevent viruses, worms or similar threats due to a number of reasons such as the evolving nature of such threats and the continual emergence of new threats that we may fail to add to our FortiGuard databases in time to protect our end-customers’ networks. Our FortiGuard or FortiCare data centers and networks may also experience technical failures and downtime, and may fail to distribute appropriate updates, or fail to meet the increased requirements of a growing customer base. Any such technical failure, downtime, or failures in general may temporarily or permanently expose our end-customers’ networks, leaving their networks unprotected against the latest security threats.

An actual or perceived security breach or infection of the network of one of our end-customers, regardless of whether the breach is attributable to the failure of our products or services to prevent the security breach, could adversely affect the market’s perception of our security products. We may not be able to correct any security flaws or vulnerabilities promptly, or at all. Our products may also be misused by end-customers or third parties who obtain access to our products. For example, our products could be used to censor private access to certain information on the Internet. Such use of our products for censorship could result in negative press coverage and negatively affect our reputation, even if we take reasonable measures to prevent any improper shipment of our products or if our products are provided by an unauthorized third-party. Any defects, errors or vulnerabilities in our products, or misuse of our products, could result in:

•	expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate or work-around errors or defects or to address and eliminate vulnerabilities;

•	loss of existing or potential end-customers or channel partners;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	negative publicity, which will harm our reputation; and

•	litigation, regulatory inquiries or investigations that may be costly and harm our reputation.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors – Our business is subject to the risks of warranty claims, product returns, product liability and product defects.” has been updated to read in substance as follows:

Our products are very complex and, despite testing prior to their release, have contained and may contain undetected defects or errors, especially when first introduced or when new versions are released. For example, one of our high-end product models has been experiencing a defect in limited deployments. Product errors have affected the performance of our products and could delay the development or release of new products or new versions of products, adversely affect our reputation and our end-customers’ willingness to buy products from us, and adversely affect market acceptance or perception of our products. Any such errors or delays in releasing new products or new versions of products or allegations of unsatisfactory performance could cause us to lose revenue or market share, increase our service costs, cause us to incur substantial costs in redesigning the products, cause us to lose significant end-customers, subject us to liability for damages and divert our resources from other tasks, any one of which could materially and adversely affect our business, results of operations and financial condition. Our products must successfully interoperate with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. The occurrence of hardware and software errors, whether or not caused by our products, could delay or reduce market acceptance of our products, and have an adverse effect on our business and financial performance, and any necessary revisions may cause us to incur significant expenses. The occurrence of any such problems could harm our business, financial condition and results of operations.

Although we have limitation of liability provisions in our standard terms and conditions of sale, they may not fully or effectively protect us from claims as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries. The sale and support of our products also entail the risk of product liability claims. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management’s time and other resources.

The table and accompanying footnotes set forth in the Preliminary Prospectus under “Principal and Selling Stockholders” have been updated to read in substance as follows:

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Fortinet, Inc., 1090 Kifer Road, Sunnyvale, California 94086.

	Shares beneficially owned prior to this offering		Number of shares being offered	Shares beneficially owned after this offering
Name of beneficial owner	Number	Percentage		Number	Percentage
Directors and Executive Officers:
Ken Xie(1)	10,652,167	18.1%	0	10,652,167	16.5%
Michael Xie(2)	8,384,998	14.2%	800,000	7,584,998	11.7%
Kenneth Goldman(3)	325,000	*	0	325,000	*
John Whittle(4)	135,416	*	0	135,416	*
George Hara(5)	2,836,667	4.8%	706,151	2,130,516	3.3%
Hong Liang Lu(6)	20,750	*	0	20,750	*
Greg Myers(7)	20,750	*	0	20,750	*
Christopher Paisley(8)	119,500	*	16,000	103,500	*
John Walecka(9)	9,002,353	15.3%	888,234	8,114,119	12.6%
All directors and executive officers as a group (9 persons)	31,497,601	52.4%	2,410,385	29,087,216	44.2%
Other 5% Stockholders:
Entities affiliated with Redpoint Ventures(10)	8,882,353	15.2%	888,234	7,994,119	12.4%
Entities affiliated with Meritech Capital(11)	6,336,168	10.8%	600,000	5,736,168	8.9%
David Tsang(12)	3,226,777	5.5%	439,000	2,787,777	4.3%
Other Selling Stockholders:
Abel Shi Lo and Christina Lo	742,500	1.3%	129,167	613,333	1.0%
Ta-Lin Hsu	616,778	1.1%	616,778	0	*
IP Fund One, L.P.(13)	400,000	*	400,000	0	*
Tricia Chu(14)	391,666	*	54,166	337,500	*
Victor S. Tsang(15)	297,355	*	50,000	247,355	*
Elaine S. Tsang	265,625	*	50,000	215,625	*
Lana S. Tsang	265,625	*	50,000	215,625	*
Steven S. Tsang	265,625	*	50,000	215,625	*
Hsin-Hui Yang Tseng	216,667	*	20,000	196,667	*
Pacific Rim Capital, LLC(16)	213,167	*	213,167	0	*
Presidio STX, LLC(17)	200,000	*	200,000	0	*
Lin Huang(18)	187,415	*	20,000	167,415	*
Patrice Perche(19)	168,916	*	40,465	128,451	*
Andrew Ching Ji(20)	150,000	*	36,500	113,500	*
Ruth Kan-Tai Chan	150,000	*	150,000	0	*
Secure Elements Incorporated(21)	150,000	*	150,000	0	*
Todd Nelson(22)	147,916	*	30,000	117,916	*
Tony Wong and Diana Wong(23)	125,000	*	20,000	105,000	*
Luca Simonelli(24)	91,208	*	21,881	69,327	*
May Wang Trust(25)	90,000	*	10,000	80,000	*
James Pickering(26)	87,686	*	21,281	66,405	*
Keith Andre(27)	85,979	*	12,000	73,979	*
Matias Cuba(28)	82,166	*	20,000	62,166	*
Christophe Culine	80,000	*	50,000	30,000	*
H&Q/GAI Incubation Fund, L.P.(29)	80,000	*	80,000	0	*
Lillian Xie Trust – 2000(30)	80,000	*	20,000	60,000	*
Michelle Yang Xie Trust – 2000(31)	80,000	*	20,000	60,000	*
DynaCap Global Performance Limited(32)	70,000	*	70,000	0	*

	Shares beneficially owned prior to this offering		Number of shares being offered	Shares beneficially owned after this offering
Name of beneficial owner	Number	Percentage		Number	Percentage
Enrique Sanchez(33)	64,750	*	15,000	49,750	*
Steven Phelan	60,416	*	30,000	30,416	*
Zonglian Lian Fei(34)	60,103	*	14,876	45,227	*
Anthony James(35)	58,749	*	7,000	51,749	*
Filippo Cassini(36)	51,583	*	10,000	41,583	*
Pao-Kong Lu and Su-Jing Ma Lu	50,000	*	25,000	25,000	*
Michael Rivers(37)	47,916	*	11,979	35,937	*
Michelle Spolver(38)	47,583	*	7,000	40,583	*
Xie Family Trust(39)	44,167	*	10,000	34,167	*
Steve R. Tierney(40)	37,801	*	9,000	28,801	*
Evan White(41)	34,895	*	20,000	14,895	*
Richard J. Martinez(42)	34,504	*	5,000	29,504	*
Marco Martinez(43)	32,670	*	5,000	27,670	*
Chao-Ti Chen	30,000	*	24,000	6,000	*
Debbie Chiu	30,000	*	25,000	5,000	*
Craig Carpenter	29,166	*	10,000	19,166	*
Johnathan Lee(44)	27,853	*	6,000	21,853	*
Ming T. Cheng and Donna T. Cheng	25,000	*	5,000	20,000	*
Guansong Zhang(45)	23,833	*	5,000	18,833	*
Elie Bitton	21,562	*	10,781	10,781	*
Philip Keeling(46)	20,937	*	11,250	9,687	*
Leo Versola(47)	20,833	*	5,000	15,833	*
Wende Li(48)	20,791	*	5,000	15,791	*
Yan Sun & Rong Pan(49)	20,000	*	10,000	10,000	*
Jon W. Pringle	19,583	*	19,583	0	*
Jun Maekawa	17,500	*	10,000	7,500	*
Caroline Harding(50)	16,936	*	16,936	0	*
Joshua Block	16,770	*	8,000	8,770	*
Wang Living Trust UTD 10/4/96(51)	16,000	*	16,000	0	*
All other selling stockholders(52)	381,705	*	306,122	75,583	*

*	Less than one percent.
(1)	Represents: (a) 6,198,499 shares of common stock held by Ken Xie; (b) 1,500,000 shares of common stock held by The Winnie Hiu-Yin Lee 2009 Grantor Retained Annuity Trust Dated September 10, 2009; (c) 1,500,000 shares of common stock held by The Ken Xie 2009 Grantor Retained Annuity Trust Dated September 10, 2009; (d) 590,584 shares of common stock held by The Ken Xie 2007 Annuity Trust; (e) 590,584 shares of common stock held by the Winnie Hiu-Yin Lee 2007 Annuity Trust; and (f) 272,500 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Ken Xie is the trustee of The Ken Xie 2009 Grantor Retained Annuity Trust Dated September 10, 2009 and The Ken Xie 2007 Annuity Trust. Winnie Hiu-Yin Lee, Mr. Xie’s wife, is the trustee of The Winnie Hiu-Yin Lee 2009 Grantor Retained Annuity Trust Dated September 10, 2009 and The Winnie Hiu-Yin Lee 2007 Annuity Trust. On September 24, 2009, Mr. Ken Xie purchased 200,000 shares of common stock from the Company at a price of $2.15 per share pursuant to an option exercise.
(2)	Represents: (a) 6,550,000 shares of common stock held by Michael Xie; (b) 1,500,000 shares of common stock held by Michael Xie and Danke Wu as community property; and (c) 334,998 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009.
(3)	Represents 325,000 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009.
(4)	Represents 135,416 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009.
(5)

Represents the following shares held by entities affiliated with Defta Partners: (a) 1,083,334 shares of common stock held by Defta Alliance Fund II, L.P.; (b) 666,666 shares of common stock held by Coba Management, LLC; (c) 420,000 shares of common stock held by Defta Fortinet Holdings, LP; (d) 246,667 shares of common stock held by Defta Ubiquitous Technologies, LP; (e) 200,000 shares of common stock held by Defta Corporate Capital II, LP; (f) 120,000 shares of common stock held by Defta Archipelago, LLC. Also represents (g) 100,000 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009 held by Mr. Hara. Mr. Hara is a managing partner of Defta Partners and holds voting and dispositive power over the shares held by the entities affiliated with Defta Partners. Mr. Hara disclaims beneficial ownership of the shares held by the entities affiliated with Defta Partners except to the extent of his individual pecuniary interest therein. In connection with this offering, Mr. Hara will exercise options to purchase 10,000 shares of common stock at an exercise price of $0.50 per share immediately prior to the consummation of this offering.

(6)	Represents 20,750 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009.
(7)	Represents 20,750 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009.
(8)	Represents 119,500 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. In connection with this offering, Mr. Paisley will exercise options to purchase 16,000 shares of common stock at an exercise price of $0.95 per share immediately prior to the consummation of this offering.
(9)	Represents: (a) the shares listed in footnote (11) below, which are held by entities affiliated with Redpoint Ventures; and (b) 120,000 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Walecka is a founding partner of Redpoint Ventures and holds voting and dispositive power over the shares held by the entities affiliated with Redpoint Ventures. Mr. Walecka disclaims beneficial ownership of the shares held by the entities affiliated with Redpoint Ventures except to the extent of his individual pecuniary interest therein.
(10)	Represents: (a) 8,681,612 shares of common stock held by Redpoint Ventures II, L.P.; and (b) 200,741 shares of common stock held by Redpoint Associates II, L.L.C. Each of Jeff Brody, R. Thomas Dyal, Timothy Haley, G. Bradford Jones, John Walecka and Geoffrey Yang holds voting and dispositive power over the shares held by Redpoint Ventures II, L.P. and Redpoint Associates II, L.L.C. Each of Messrs. Brody, Dyal, Haley, Jones, Walecka and Yang disclaims beneficial ownership of the shares held by these entities except to the extent of their respective individual pecuniary interest therein. The address for each of these entities is 3000 Sand Hill Road, Bldg. 2, Suite 290, Menlo Park, California 94025.
(11)	Represents: (a) 6,131,510 shares of common stock held by Meritech Capital Partners II, L.P.; (b) 157,770 shares of common stock held by Meritech Capital Affiliates II, L.P.; and (c) 46,888 shares of common stock held by MCP Entrepreneur Partners II L.P. Meritech Management Associates II L.L.C. (a managing member of Meritech Capital Associates II L.L.C., the general partner of Meritech Capital Partners II L.P., Meritech Capital Affiliates II, L.P. and MCP Entrepreneur Partners II L.P.) has sole voting and dispositive power with respect to the shares held by Meritech Capital Partners II L.P., Meritech Capital Affiliates II, L.P. and MCP Entrepreneur Partners II L.P. The managing members of Meritech Management Associates II L.L.C. are Paul S. Madera and Michael B. Gordon, who disclaim beneficial ownership of the shares held by these entities except to the extent of their respective individual pecuniary interest therein. The address for each of these entities is 245 Lytton Avenue, Suite 350, Palo Alto, California 94301.
(12)	Represents: (a) 3,126,777 shares of common stock held by David Tsang; and (b) 100,000 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. The address for this stockholder is 758 Loyola Drive, Los Altos, CA 94024.
(13)	Acer Technology Venture America, LLC is the general partner of IP Fund One, L.P. Ronald Chwang is the president and chief executive officer of Acer Technology Venture America, LLC, and may be deemed to have dispositive and voting power over the shares owned by IP Fund One, L.P. The address of IP Fund One, L.P. is 5201 Great America Parkway, Suite 270, Santa Clara, CA 95054.
(14)	In March 2009, we repurchased 74,166 shares of common stock from Ms. Chu at a repurchase price of $4.25 per share.
(15)	Represents: (a) 265,625 shares of common stock held by Victor S. Tsang; and (b) 31,730 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009.
(16)	T. Chester Wang is the manager of Pacific Rim Capital, LLC, and may be deemed to have dispositive and voting power over the shares owned by Pacific Rim Capital, LLC. The address of Pacific Rim Capital, LLC is 2150 California Street, Mountain View, CA 94040.
(17)	Toshiyuki Kato is the president and chief executive officer of Presidio STX, LLC. Hazumu Kakinoki is the secretary of Presidio STX, LLC. Toshiyuki Kato and Hazumu Kakinoki may be deemed to share dispositive and voting power over the shares owned by Presidio STX, LLC. The address of Presidio STX, LLC is 3979 Freedom Circle, Suite 340, Santa Clara, CA 95054.
(18)	Represents: (a) 50,000 shares of common stock held by Lin Huang; and (b) 137,415 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Huang is a current employee of the Company. In connection with this offering, Mr. Huang will exercise options to purchase 20,000 shares of common stock at an exercise price of $1.95 per share immediately prior to the consummation of this offering.
(19)	Represents: (a) 30,000 shares of common stock held by Patrice Perche; and (b) 138,916 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Perche is a current employee of the Company. In connection with this offering, Mr. Perche will exercise options to purchase 10,465 shares of common stock at an exercise price of $1.95 per share immediately prior to the consummation of this offering.
(20)	Represents: (a) 106,250 shares of common stock held by Andrew Ching Ji; (b) 40,000 shares held jointly by Mr. Ji and Jin Xi; and (c) 3,750 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Ji is a current employee of the Company.
(21)

Represents 150,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of September 30, 2009. Carlyle Venture Partners II, L.P. and CVP II Coinvestment, L.P. own greater than 50% of the capital stock of Secure Elements, Inc. on a fully diluted basis. DBD Investors V, L.L.C. is the sole general partner of TCG Holdings II, L.P. TCG Holdings II, L.P. is the sole general partner of TC Group Investment Holdings, L.P., which is the sole managing member of TCG Ventures II, L.L.C. TCG Ventures II, L.L.C. is the sole general partner of TCG Ventures II, L.P., which is the sole general partner of each of Carlyle Venture Partners II, L.P. and CVP II Coinvestment, L.P. Accordingly, DBD Investors V, L.L.C. exercises investment discretion and control over the shares held by each of Carlyle Venture Partners II, L.P. and CVP II Coinvestment, L.P. through TCG Holdings II, L.P. DBD Investors V, L.L.C. is managed by a three-person managing board and all board action relating to the voting or disposition of these shares requires approval by a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D’Aniello and David Rubenstein, all of whom disclaim beneficial ownership of these shares. The Carlyle Group’s address is 1001 Pennsylvania Ave., NW,

Suite 220 South, Washington, D.C. 20004. In connection with this offering, Secure Elements Incorporated will exercise a warrant to purchase 150,000 shares of common stock at an exercise price of $7.47 per share immediately prior to the consummation of this offering.

(22)	Represents 147,916 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Nelson is a current employee of the Company. In connection with this offering, Mr. Nelson will exercise options to purchase 30,000 shares of common stock at an exercise price of $1.95 per share immediately prior to the consummation of this offering.
(23)	In March 2009, we repurchased 15,000 shares of Series A preferred stock and 25,000 shares of Series D preferred stock from Tony Wong and Diana Wong at a repurchase price of $4.25 per share.
(24)	Represents 91,208 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Simonelli is a current employee of the Company. In connection with this offering, Mr. Simonelli will exercise options to purchase 15,000 shares of common stock at an exercise price of $0.95 per share and options to purchase 6,881 shares of common stock at an exercise price of $1.95 per share, in each case immediately prior to the consummation of this offering.
(25)	Represents: (a) 20,000 shares of common stock held by May Wang; and (b) 70,000 shares of common stock held by the May Wang Trust. May Wang is the trustee of the May Wang Trust. In May 2009, we repurchased 50,000 shares of Series A preferred stock from the May Wang Trust at a repurchase price of $4.25 per share.
(26)	Represents 87,686 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Pickering is a current employee of the Company. In connection with this offering, Mr. Pickering will exercise options to purchase 21,281 shares of common stock at an exercise price of $1.95 per share immediately prior to the consummation of this offering.
(27)	Represents: (a) 39,000 shares of common stock held by Keith Andre; and (b) 46,979 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Andre is a current employee of the Company.
(28)	Represents 82,166 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Cuba is a current employee of the Company. In connection with this offering, Mr. Cuba will exercise options to purchase 20,000 shares of common stock at an exercise price of $0.95 per share immediately prior to the consummation of this offering.
(29)	Global Alliance Inc. is the general partner of H&Q/GAI Incubation Fund, L.P. Masaharu Shinya is the president and chief executive officer of Global Alliance Inc., and may be deemed to have dispositive and voting power over the shares owned by H&Q/GAI Incubation Fund, L.P. The address of H&Q/GAI Incubation Fund, L.P. is c/o Global Alliance Inc., 12-22, Tsukiji l-chome, Chuo-ku, Tokyo, 104-0045, Japan.
(30)	Lian S. Xie, Jialing Yang and Leiming Yang are the trustees of the Lillian Xie Trust – 2000, and may be deemed to share dispositive and voting power over the shares owned by the Lillian Xie Trust – 2000.
(31)	Lian S. Xie, Jialing Yang and Leiming Yang are the trustees of the Michelle Yang Xie Trust – 2000, and may be deemed to share dispositive and voting power over the shares owned by the Michelle Yang Xie Trust – 2000.
(32)	Simon Aeschbacher and Beatrice Tiliouine are the managers of DynaCap Global Performance Limited. These individuals may be deemed to share dispositive and voting power over the shares owned by DynaCap Global Performance Limited. The address of DynaCap Global Performance Limited is PO Box 896, Grand Cayman, Cayman Islands.
(33)	Represents 64,750 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Sanchez is a current employee of the Company. In connection with this offering, Mr. Sanchez will exercise options to purchase 15,000 shares of common stock at an exercise price of $0.95 per share immediately prior to the consummation of this offering.
(34)	Represents: (a) 18,750 shares of common stock held by Ms. Fei; and (b) 41,353 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Ms. Fei is a current employee of the Company.
(35)	Represents 58,749 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. James is a current employee of the Company. In connection with this offering, Mr. James will exercise options to purchase 7,000 shares of common stock at an exercise price of $1.95 per share immediately prior to the consummation of this offering.
(36)	Represents 51,583 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Cassini is a current employee of the Company. In connection with this offering, Mr. Cassini will exercise options to purchase 10,000 shares of common stock at an exercise price of $0.50 per share immediately prior to the consummation of this offering.
(37)	Represents 47,916 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Rivers is a former employee of the Company. In connection with this offering, Mr. Rivers will exercise options to purchase 11,979 shares of common stock at an exercise price of $7.47 per share immediately prior to the consummation of this offering.
(38)	Represents 47,583 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Ms. Spolver is a current employee of the Company. In connection with this offering, Ms. Spolver will exercise options to purchase 7,000 shares of common stock at an exercise price of $0.95 per share immediately prior to the consummation of this offering.
(39)	Lian S. Xie and Jialing Yang are the trustees of the Xie Family Trust, and may be deemed to share dispositive and voting power over the shares owned by the Xie Family Trust. In March 2009, we repurchased 60,000 shares of Series B preferred stock from the Xie Family Trust at a repurchase price of $4.25 per share.
(40)	Represents 37,801 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Tierney is a current employee of the Company. In connection with this offering, Mr. Tierney will exercise options to purchase 9,000 shares of common stock at an exercise price of $0.95 per share immediately prior to the consummation of this offering.
(41)	On August 28, 2008, Mr. White purchased 34,895 shares of common stock from the Company at a price of $1.95 per share pursuant to an option exercise.
(42)	Represents 34,504 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Martinez is a current employee of the Company. In connection with this offering, Mr. Martinez will exercise options to purchase 5,000 shares of common stock at an exercise price of $0.95 per share immediately prior to the consummation of this offering.

(43)	Represents 32,670 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Martinez is a current employee of the Company. In connection with this offering, Mr. Martinez will exercise options to purchase 5,000 shares of common stock at an exercise price of $1.95 per share immediately prior to the consummation of this offering.
(44)	Represents 27,853 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Lee is a current employee of the Company. In connection with this offering, Mr. Lee will exercise options to purchase 6,000 shares of common stock at an exercise price of $1.95 per share immediately prior to the consummation of this offering.
(45)	Represents 23,833 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Mr. Zhang is a current employee of the Company. In connection with this offering, Mr. Zhang will exercise options to purchase 5,000 shares of common stock at an exercise price of $0.95 per share immediately prior to the consummation of this offering.
(46)	On April 29, 2008, Mr. Keeling purchased: (a) 6,250 shares of common stock from the Company at a price of $1.95 per share and (b) 14,687 shares of common stock from the Company at a price of $0.95 per share, in each case pursuant to option exercises.
(47)	On December 20, 2006, Mr. Versola purchased 20,833 shares of common stock from the Company at a price of $1.95 per share pursuant to an option exercise.
(48)	Represents 20,791 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2009. Ms. Li is a current employee of the Company. In connection with this offering, Ms. Li will exercise options to purchase 5,000 shares of common stock at an exercise price of $0.95 per share immediately prior to the consummation of this offering.
(49)	In April 2009, we repurchased 60,000 shares of Series A preferred stock from Yan Sun & Rong Pan at a repurchase price of $4.25 per share.
(50)	On April 29, 2008, Mr. Harding purchased: (a) 14,062 shares of common stock from the Company at a price of $0.95 per share; and (b) 2,874 shares of common stock from the Company at a price of $1.95 per share, in each case pursuant to option exercises.
(51)	Sang Wang and Janet Wang are the trustees of the Wang Living Trust U/T/D/ 10/4/96, and may be deemed to share dispositive and voting power over the shares owned by the Wang Living Trust U/T/D/ 10/4/96.
(52)	Includes each other selling stockholder who in the aggregate beneficially owns less than 1.0% of our common stock. During fiscal 2009 we repurchased an aggregate of 6,000 shares at a repurchase price of $4.25 per share from one of the other selling stockholders.

Fortinet has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fortinet has filed with the SEC for more complete information about Fortinet and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Fortinet, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.